

May 24, 2011

Mr. Phillip D. Green
Group Executive Vice President and Chief Financial Officer
Cullen/Frost Bankers, Inc.
100 W. Houston Street
San Antonio, Texas 78205

  Re: Cullen/Frost Bankers, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2010
     Form 10-Q for the Quarterly Period Ended March 31, 2011
     File No. 001-13221

Dear Mr. Green,

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis

Loans
Maturities and Sensitivities of Loans to Changes in Interest Rates, page 63

1. You disclose you may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in your best interest. In such instances, you generally require payment of accrued interest and may adjust the rate of interest, require a principal reduction or modify other terms of the loan at the time of renewal. Please tell us, and revise your disclosure in future filings to disclose the following:

- The types and amount of loans you renewed at maturity for the periods presented.
- Separately quantify the amount of loans for which you modified the original terms of the contract by adjusting the interest rate, capitalizing accrued interest, reducing the principal, extending the term, and modifying other terms of the loan.
- Quantify the default and/or success rates of these loans.
- Quantify the impact of these loans on your past due statistics.
- The classification of these loans as performing or non-performing and accrual or non-accrual.
- Explain why you have not classified any of these loans as "restructured loans" in your non-performing asset table on page 74.
- Explain why you have not accounted for these extensions as troubled debt restructurings pursuant to the guidance in ASC 310-40.
- Whether you considered these loans impaired, and if not, provide your analysis supporting this conclusion.

Allowance for Possible Loan Losses, page 65

2. You state on page 69 that management believes the level of the allowance for possible loan losses was "adequate" as of December 31, 2010. If true, please revise to confirm here as well as in other places throughout the document where you refer to the allowance as "adequate" or state that you evaluate the "adequacy" of the allowance to instead state that you believe the allowance is recorded at the "appropriate" estimate of your inherent probable losses within your loan portfolio.

Item 8. Financial Statements and Supplementary Data, page 81

3. You make reference to your allowance for possible loan losses and provision for possible loan losses within your consolidated financial statements and throughout the filing. Please revise your disclosure in future filings to reference probable loan losses, or simply allowance for loan losses and provision for loan losses, or tell us why such reference would be inappropriate.

Consolidated Statements of Cash Flows, page 84

4. We note the line item for maturities, calls and principal repayments for securities available for sale in the amount of $10.9 billion for the year ended December 31, 2009. We also note that as of December 31, 2008, your entire portfolio of securities available for sale was $3.5 billion, and that 95% of these securities had a contractual maturity of at least five years from December 31, 2008. Thus, please tell us the circumstances, along with the types of securities, driving the $10.9 billion of maturities, calls and principal payments of securities available for sale during 2009.

Notes to Consolidated Financial Statements

Note 3 – Loans
Loan Origination/Risk Management, page 95

5. Please revise your disclosure in future filings to disclose how often you obtain updated appraisals for your collateral dependent loans and other real estate owned. If this policy varies by loan class, please disclose that also and discuss whether you utilize "as is" or "as developed" values for your construction loans. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses and impairments on other real estate owned.

Non-Accrual and Past Due Loans, page 97

6. You disclose loans are placed on non-accrual status, when, in your opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Please revise your disclosure in future filings to expand upon the factors you consider in concluding that the borrower may be unable to meet payment obligations. Additionally, please expand to provide disclosure about the specific regulatory provisions requiring loans to be placed on non-accrual status for each class of financing receivables. Refer to ASC 310-10-50-6(a).

7. You disclose interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. However, on page 65, you disclose subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Please revise your disclosure in future filings clarify whether interest income is recorded to the extent cash payments exceed principal due as indicated here or after principal recovery is reasonably assured as indicated on page 65. If the latter, specifically disclose the indicators which are considered in concluding that principal recovery is reasonably assured.

Credit Quality Indicators, page 99

8. You disclose as part of the on-going monitoring of the credit quality of your loan portfolio, you track certain credit quality indicators including trends related to (i) the weighted-average risk grade of commercial loans, (ii) the level of classified commercial loans, (iii) net charge-offs, (iv) non-performing loans, and (v) the general economic conditions in the State of Texas. Please address the following related to your credit quality indicators disclosure:
   - Revise your disclosure in future filings to include the date or range of dates in which the information related to your commercial loan risk grades are updated. Refer to ASC 310-10-50-29(c).

- Tell us whether you monitor your commercial loans by class on a disaggregated basis by grade or some combination of grades (e.g., grades 1 – 3, 4 – 5, 6 – 8, 9 – 10, 11, 12, 13, and 14). If so, tell us what consideration you gave to disclosing commercial loans by class on a more disaggregated basis than the weighted-average risk grade, and if appropriate, please revise your tabular disclosure, on page 100, in future filings to conform to the level at which you monitor your commercial loans by risk grade.
- You disclose on page 96 that you monitor and evaluate commercial real estate loans based on collateral…, and you disclose underwriting standards for home equity loans are heavily influenced by statutory requirements, which include, but are not limited to, a maximum loan-to-value percentage of 80%. Tell us whether you monitor commercial and consumer real estate loans by weighted-average LTV ratios, and if so, please revise your disclosure in future filings to include these loan classes by weighted-average LTV on a disaggregated basis (e.g., multiple weighted-average LTV buckets for each loan class).
- You disclose on page 65 that for consumer loans, collectability and loss are generally determined before the loan reaches 90 days past due. Tell us what information is considered in reaching this conclusion, and tell us why you do not believe this information qualifies as a credit quality indicator which should be disclosed pursuant to the guidance in ASC 310-10-50-29.

Allowance for Possible Loan Losses, page 100

9. You disclose the general valuation allowances are based on general economic conditions and other qualitative risk factors both internal and external to you. It appears that this general valuation allowance is subject to more judgment and uncertainty than the other quantitative components of your allowance. Please address the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements by revising your disclosure in future filings to include the following:
   - Clarify how you evaluate the historical accuracy of your general valuation and unallocated allowance methodology, including the accuracy of the degree of risk you assign to each component that affects the quality of the loan portfolio as described on page 101;
   - Further clarify your methodology by addressing how the environmental adjustment factor, disclosed on page 66, is developed or calculated, and discuss the factors that drive whether the factor would increase or decrease the overall allowance determined;
   - Quantify the amount allocated to the different components that the general allowance is expected to cover. For example, disclose how much of the general allowance is allocated to concentration risk limits for industry concentrations, large balance and highly leveraged credit relationships that exceed specified risk grades, loans originated with policy exceptions that exceed specified risk grades, etc. for each period presented;
   - Discuss the key factors that drive the overall level of general allowance. For example, discuss why the general allowance has increased from $9.4 million at March

> 31, 2010, to $24.8 million at December 31, 2010, to $30.5 million at March 31, 2011.
> As part of your disclosure, discuss whether you would expect the general allowance
> to be higher or lower as economic conditions improve, and discuss whether you
> would normally expect higher or lower general valuation allowances in periods where
> impaired loans were increasing;
> - Identify any adjustments to your methodology that have been made in the periods
>   presented; and
> - Describe the underlying reasons for any changes to your additional allowance for the
>   periods presented. As part of your response, please discuss any back-testing
>   performed to validate the changes.

10. You disclose on page 102 that loans identified as losses by management, internal loan
    review and/or bank examiners are charged-off, and consumer loan accounts are charged-
    off automatically based on regulatory requirements. You also disclose on page 98 that
    impaired loans, or portions thereof, are charged off when deemed uncollectible. Please
    revise your disclosure in future filings to more clearly state your charge-off policies for
    each portfolio segment in accordance with ASC 310-10-50-11B(b). For example,
    specifically address the following in your disclosure:
    - The key factors considered in classifying a loan as a loss;
    - The regulatory requirements for charging off a consumer loan; and
    - The point at which you deem an impaired loan uncollectible.

Note 13 – Income Taxes, page 119

11. Please revise your disclosure in future filings to provide the information related to your
    unrecognized tax benefits required by ASC 740-10-50-15 through 50-15A.

Note 14 – Other Comprehensive Income, page 121

12. Please revise your disclosure in future filings to include the amount of tax allocated to
    each component of other comprehensive income for all periods presented. Refer to ASC
    220-10-45-12.

Note 16 – Fair Value Measurements
Financial Assets and Financial Liabilities, page 127
Derivatives, page 127

13. For some of your available for sale securities, you disclose that you obtain fair value
    measurement from an independent pricing service. You also disclose that you obtain
    dealer quotations to value your prime-rate loan swaps, the swap related to your junior
    subordinated deferrable interest debentures and commodity swaps/options. Please revise
    your disclosure in future filings to address the validation procedures you perform to
    validate the prices received from pricing services and quotations received from dealers

are reasonable for each relevant financial instrument. In your revised disclosure, please address any procedures you have performed to formally evaluate the models and assumptions utilized by the pricing services and dealers.

14. We note your disclosure showing the write-downs on foreclosed assets remeasured subsequent to initial recognition as foreclosed assets. Please tell us why the write-downs required on the foreclosed assets were so significant (24% and 27% for the years ended December 31, 2010 and 2009, respectively) relative to the carrying value prior to the write-down. In this regard, we note that ASC 310-10-35-32 requires loans where foreclosure is probable to be measured at fair value, and ASC 310-10-35-23 requires costs of sale to be considered if repayment is expected solely on the sale of the collateral. Thus, it would appear that this deterioration in fair value occurred subsequent to the loans being categorized as other real estate owned. Please advise, and enhance your disclosure in future filings, to discuss the factors driving the large impairments post-foreclosure.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management's Discussion and Analysis

Net Gain/Loss on Securities Transactions, page 39

15. We note your disclosure that you sold $5.5 billion and $7.0 billion of available for-sale-securities in the quarters ended March 31, 2011 and 2010, respectively, generating a net gain of $5 thousand in both periods. Your disclosure indicates that in each case, the securities were purchased and subsequently sold in connection with certain tax planning strategies. Please tell us, and expand your disclosures in future filings to elaborate on the various tax planning strategies utilized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3512 with any questions.

Sincerely,

Stephanie L. Hunsaker
Senior Assistant Chief Accountant